                     Where we put all of our energy®

September 09, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-6364

Dear Mr. Thompson:

This letter sets forth the response of South Jersey Industries, Inc. (the “Registrant” or the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission  (the “Commission”) dated August 17, 2016, relating to the review of the Registrant’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comment preceding our response below.

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Income, page 48

1. We note your equity in net losses of investee companies exceeded 20% of your consolidated income before income taxes. We also note from your disclosure in Note 3 that you have several equity method investments. Please confirm to us that none of your equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements of that entity for the year ended December 31, 2015. If any of the investments met the requirements to be considered significant, please revise your filing to include these audited financial statements.

Company Response:

We confirm that none of our equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements of that entity for the year ended December 31, 2015.

As required by Rule 3-09 of Regulation S-X, the Company performed the investment and income tests to determine whether any of our equity method investments would be considered a significant subsidiary. For the investment test, all of our equity method investments were well below the 20% threshold, with no equity method investment individually being greater than 2.5% of total assets of the Registrant and its subsidiaries consolidated. For the income test, the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle from five out of the six equity method investments was each less than 2% of such income of the Company and its subsidiaries consolidated for the fiscal year ended December 31, 2015 (“Fiscal 2015”). For the remaining equity method investment, Energenic-US, LLC (Energenic), the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle was approximately 18% of such income of the Company and its subsidiaries consolidated for Fiscal 2015, excluding a $7.5 million charge to settle litigation discussed below. In that regard, we note that Energenic had never approached the 20% significance level in any prior year.

1 South Jersey Plaza, Folsom, New Jersey 08037 ● www.sjindustries.com
Tel. 609-561-9000 ● Fax 609-561-8225 ● TDD Only 1-800-547-9085

Marina (a wholly-owned subsidiary of the Company) has a 50% equity interest in Energenic.  For Fiscal 2015, as disclosed in Note 7, Energenic incurred significant losses related to the reduction in the carrying value of an investment in a central energy center and energy distribution project. These losses were included for purposes of the income test.

Included in Equity in Loss of Affiliated Companies on the statements of consolidated income for Fiscal 2015 was a $7.5 million charge to settle litigation with the bondholders of the central energy center and energy distribution project discussed above (see Note 7). This settlement included the resolution of claims against the Registrant, South Jersey Industries, Inc., as well as against Energenic, the investee. As disclosed in Note 19, the Company believed that this amount was recoverable and was in active settlement discussions with external legal advisors and the Registrant’s insurance carrier as of the filing date of the Form 10-K. As disclosed in Note 5 of its Quarterly Report on Form 10-Q for the period ended June 30, 2016, the Company subsequently entered into agreements with external legal advisors and the Registrant’s insurance carrier to recover approximately $7.0 million of these costs. Since this $7.5 million charge was incurred to settle claims against both the Registrant and the investee, it could have been appropriately reflected at either the Registrant level or the investee level in the consolidated financial statements. This charge was included in Equity in Loss of Affiliated Companies on the statements of consolidated income for Fiscal 2015 so that it would effectively be aggregated with the related losses incurred in connection with the reduction in the carrying value of this Energenic investment discussed above and would not be misleading to the reader.

For purposes of the income test; the $7.5 million settlement charge was excluded from the numerator since the bondholder settlement included the resolution of claims against the Registrant, South Jersey Industries, Inc.  Exclusion of the settlement charge from the numerator of the income test was based on Section 2410.3, Income Test – implementation point 1- Calculating the Numerator, of the SEC Staff Training manual, which states:

The numerator is calculated based on the registrant’s proportionate share of the pre-tax income from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP for the period in which the registrant recognizes income or loss from the investee under the equity method adjusted for any basis differences. In determining the basis differences that should be included for this test, the registrant should consider ASC 323-10-35-34 and ASC 323-10-35-32A. While not an exclusive list [emphasis added], items impacting net income of the registrant that should be excluded from the test are: impairment charges at the investor level, gains/losses from stock sales by the registrant; dilution gains/losses from stock sales by the investee, preferred dividends.

Given that this is not an exclusive list, and the $7.5 million settlement charge is an analogous event that was a direct obligation of the Registrant, not solely an obligation of the investee, exclusion of this amount from the numerator of the income test is appropriate.

If the $7.5 million charge was included in the income test, it would have resulted in an income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of approximately 23% of such income of the Company and its subsidiaries consolidated for Fiscal 2015.

Further, on December 31, 2015, as disclosed in Note 3, an agreement was reached between Energenic, Marina and its joint venture partner whereby Marina became the sole owner of eight Energenic projects (“Marina Projects”) and the joint venture partner became the sole owner of seven other Energenic projects. Through December 31, 2015, Marina’s investment in Energenic has been accounted for under the equity method of accounting. As such, Marina’s share of the equity value of the projects has been included within Investment in Affiliates on the consolidated balance sheets and Marina’s share of the loss or earnings from the projects has been included within Equity in (Loss) Earnings of Affiliated Companies on the statements of consolidated income. As of December 31, 2015, the assets and liabilities of the projects that are now wholly-owned by Marina are consolidated into the consolidated balance sheets. The respective results from operations and cash flows of the projects that are now wholly-owned by Marina are being consolidated into the statements of consolidated income and cash flows beginning January 1, 2016. Subsequent to this transaction, the investment in Energenic was significantly reduced and is approximately $4.0 million as of December 31, 2015. Based on the restructuring described above, the investment in Energenic is not expected to become significant in future years.

Consequently, none of our equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements of that entity for Fiscal 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (609) 561-9000.

Very truly yours,

/s/ Stephen H. Clark
Stephen H. Clark
Senior Vice President & Chief Financial Officer